

July 23, 2013

Via E-mail
Abraham N. Reichental
Chief Executive Officer
3D Systems Corporation
333 Three D Systems Circle
Rock Hill, South Carolina 29730

> **Re:** **3D Systems Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **File No. 001-34220**

Dear Mr. Reichental:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Craig D. Wilson *for*

Stephen Krikorian
Accounting Branch Chief